April 30, 2025

William J. Wallace, IV
Chief Financial Officer
Origin Bancorp, Inc.
500 South Service Road East
Ruston, LA 71270

       Re: Origin Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Form 8-K filed April 23, 2025
           File No. 001-38487
Dear William J. Wallace, IV:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed April 23, 2025
Exhibit 99.1
Non-GAAP Financial Measures (Unaudited), page 15

1.     We note that your presentation of adjusted tangible common equity and adjusted
       tangible book value per common share represent individually tailored accounting measures given that the adjustment to exclude the impact of accumulated other comprehensive loss has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this measure from future filings. Refer to Question
100.04 of the
       Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
       GAAP Financial Measures and Rule 100(b) of Regulation G.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 30, 2025
Page 2

       Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance